ANGLO AMERICAN

02028752

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

15 April, 2002

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 25 2002
WASH. D.C. SECTION
154

PROCESSED
MAY 1 1 2002
THOMSON FINANCIAL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 8 April 2002 announcing Anglo American plc – Convertible Bond Issue. The issue size of the Convertible Bond has been increased to US$1.1 billion.
- Press Release dated 11 April 2002 – Anglo Coal and Mitsui announce Joint Venture Plans.
- Notification of interests of directors and connected persons dated 12 April 2002.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

dw 5/2

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 April 2002

Anglo American plc – Convertible Bond Issue

Further to this morning's announcement, Anglo American plc announces that the issue size of the Convertible Bond has been increased to US$1.1 billion. All other terms and conditions of the Bonds remain unchanged.

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 April 2002

Anglo American plc – Convertible Bond Issue

Further to this morning's announcement, Anglo American plc announces that the issue size of the Convertible Bond has been increased to US$1.1 billion. All other terms and conditions of the Bonds remain unchanged.

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 April 2002

Anglo American plc – Convertible Bond Issue

Further to this morning's announcement, Anglo American plc announces that the issue size of the Convertible Bond has been increased to US$1.1 billion. All other terms and conditions of the Bonds remain unchanged.

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 April 2002

Anglo American plc – Convertible Bond Issue

Further to this morning's announcement, Anglo American plc announces that the issue size of the Convertible Bond has been increased to US$1.1 billion. All other terms and conditions of the Bonds remain unchanged.

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 April 2002

Anglo American plc – Convertible Bond Issue

Further to this morning's announcement, Anglo American plc announces that the issue size of the Convertible Bond has been increased to US$1.1 billion. All other terms and conditions of the Bonds remain unchanged.

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

End

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

11 April 2002

ANGLO COAL AND MITSUI ANNOUNCE JOINT VENTURE PLANS

Anglo American plc ("Anglo American") is pleased to announce plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Limited ("Mitsui Coal"), a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui") in Brisbane today.

Total value of the combined transactions is US$310 million, with a net cash payment of US$11 million to be made by Anglo Coal Australia to Mitsui.

The transactions include:

- the acquisition by Anglo Coal Australia of a 51% interest in the Moura mine from Mitsui Coal;
- the divestment by Anglo Coal Australia to Mitsui Coal of a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland, and a 30% interest in its German Creek mine.

Each transaction is subject to the execution of relevant legal documentation and to regulatory approvals and is not expected to be finalised until the third quarter of 2002.

Anglo Coal Australia will manage all the mines and projects within the joint ventures and is planning a smooth transition for the joint ventures, including Moura.

"The proposed Anglo Coal/Mitsui joint ventures offer wide-ranging benefits to the local, state and national communities, as well as to the joint venture companies," a spokesperson for Anglo Coal Australia said today. "They include the ability of the joint venture participants to fully develop and link the Theodore project, which lies directly to the south and adjacent to Moura," added the spokesperson.

Mitsui currently owns 45% of Moura and has exercised its pre-emptive rights to acquire Coal and Allied Resources Limited's (CNARL) 55% share in Moura.

The key benefits of the joint ventures for Anglo Coal Australia, which already has a relationship with Mitsui through their joint participation in the Drayton coalmine in the New South Wales Hunter Valley, are:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- the marketing, infrastructure and operational synergies that Mitsui's ownership in Moura offers Brisbane-based Anglo Coal Australia. These will be vital in the development of Anglo Coal Australia's wholly owned and adjacent Theodore Project;

- the development of Anglo Coal Australia's export metallurgical and thermal coal business in Queensland;

- the development of Theodore in conjunction with Moura to unlock the potential to develop a large coal-mining complex with future sales of approx 12 million tonnes per annum (Mtpa);

- the creation of significant employment, business and other benefits for the region. Apart from opportunities associated with the construction and development stages, once Theodore is established and fully operational, approximately 280 people would be employed full time. Further jobs will be created through contractors and local businesses and individuals supplying services to Theodore;

- the staged development, that could follow over time as rail infrastructure and markets are built, of the coal deposits to the south of Theodore, involving Dawson (5Mtpa) and Taroom (5Mtpa), over which Anglo Coal holds tenure.

For further information contact:
London:
Investor Relations
Nick von Schirnding +44 20 7698 8540
Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations/Media Relations
Anne Dunn +27 11 638 4730 / +27 82 448 2684

Brisbane:
David Groves +61 7 3834 1379 / +61 417 356 773

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

11 April 2002

ANGLO COAL AND MITSUI ANNOUNCE JOINT VENTURE PLANS

Anglo American plc ("Anglo American") is pleased to announce plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Limited ("Mitsui Coal"), a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui") in Brisbane today.

Total value of the combined transactions is US$310 million, with a net cash payment of US$11 million to be made by Anglo Coal Australia to Mitsui.

The transactions include:

- the acquisition by Anglo Coal Australia of a 51% interest in the Moura mine from Mitsui Coal;
- the divestment by Anglo Coal Australia to Mitsui Coal of a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland, and a 30% interest in its German Creek mine.

Each transaction is subject to the execution of relevant legal documentation and to regulatory approvals and is not expected to be finalised until the third quarter of 2002.

Anglo Coal Australia will manage all the mines and projects within the joint ventures and is planning a smooth transition for the joint ventures, including Moura.

"The proposed Anglo Coal/Mitsui joint ventures offer wide-ranging benefits to the local, state and national communities, as well as to the joint venture companies," a spokesperson for Anglo Coal Australia said today. "They include the ability of the joint venture participants to fully develop and link the Theodore project, which lies directly to the south and adjacent to Moura," added the spokesperson.

Mitsui currently owns 45% of Moura and has exercised its pre-emptive rights to acquire Coal and Allied Resources Limited's (CNARL) 55% share in Moura.

The key benefits of the joint ventures for Anglo Coal Australia, which already has a relationship with Mitsui through their joint participation in the Drayton coalmine in the New South Wales Hunter Valley, are:

- the marketing, infrastructure and operational synergies that Mitsui's ownership in Moura offers Brisbane-based Anglo Coal Australia. These will be vital in the development of Anglo Coal Australia's wholly owned and adjacent Theodore Project;

- the development of Anglo Coal Australia's export metallurgical and thermal coal business in Queensland;

- the development of Theodore in conjunction with Moura to unlock the potential to develop a large coal-mining complex with future sales of approx 12 million tonnes per annum (Mtpa);

- the creation of significant employment, business and other benefits for the region. Apart from opportunities associated with the construction and development stages, once Theodore is established and fully operational, approximately 280 people would be employed full time. Further jobs will be created through contractors and local businesses and individuals supplying services to Theodore;

- the staged development, that could follow over time as rail infrastructure and markets are built, of the coal deposits to the south of Theodore, involving Dawson (5Mtpa) and Taroom (5Mtpa), over which Anglo Coal holds tenure.

For further information contact:
London:
Investor Relations
Nick von Schirnding +44 20 7698 8540
Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations/Media Relations
Anne Dunn +27 11 638 4730 / +27 82 448 2684

Brisbane:
David Groves +61 7 3834 1379 / +61 417 356 773

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

11 April 2002

ANGLO COAL AND MITSUI ANNOUNCE JOINT VENTURE PLANS

Anglo American plc ("Anglo American") is pleased to announce plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Limited ("Mitsui Coal"), a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui") in Brisbane today.

Total value of the combined transactions is US$310 million, with a net cash payment of US$11 million to be made by Anglo Coal Australia to Mitsui.

The transactions include:

- the acquisition by Anglo Coal Australia of a 51% interest in the Moura mine from Mitsui Coal;
- the divestment by Anglo Coal Australia to Mitsui Coal of a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland, and a 30% interest in its German Creek mine.

Each transaction is subject to the execution of relevant legal documentation and to regulatory approvals and is not expected to be finalised until the third quarter of 2002.

Anglo Coal Australia will manage all the mines and projects within the joint ventures and is planning a smooth transition for the joint ventures, including Moura.

"The proposed Anglo Coal/Mitsui joint ventures offer wide-ranging benefits to the local, state and national communities, as well as to the joint venture companies," a spokesperson for Anglo Coal Australia said today. "They include the ability of the joint venture participants to fully develop and link the Theodore project, which lies directly to the south and adjacent to Moura," added the spokesperson.

Mitsui currently owns 45% of Moura and has exercised its pre-emptive rights to acquire Coal and Allied Resources Limited's (CNARL) 55% share in Moura.

The key benefits of the joint ventures for Anglo Coal Australia, which already has a relationship with Mitsui through their joint participation in the Drayton coalmine in the New South Wales Hunter Valley, are:

- the marketing, infrastructure and operational synergies that Mitsui's ownership in Moura offers Brisbane-based Anglo Coal Australia. These will be vital in the development of Anglo Coal Australia's wholly owned and adjacent Theodore Project;

- the development of Anglo Coal Australia's export metallurgical and thermal coal business in Queensland;

- the development of Theodore in conjunction with Moura to unlock the potential to develop a large coal-mining complex with future sales of approx 12 million tonnes per annum (Mtpa);

- the creation of significant employment, business and other benefits for the region. Apart from opportunities associated with the construction and development stages, once Theodore is established and fully operational, approximately 280 people would be employed full time. Further jobs will be created through contractors and local businesses and individuals supplying services to Theodore;

- the staged development, that could follow over time as rail infrastructure and markets are built, of the coal deposits to the south of Theodore, involving Dawson (5Mtpa) and Taroom (5Mtpa), over which Anglo Coal holds tenure.

For further information contact:
London:
Investor Relations
Nick von Schirnding +44 20 7698 8540
Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations/Media Relations
Anne Dunn +27 11 638 4730 / +27 82 448 2684

Brisbane:
David Groves +61 7 3834 1379 / +61 417 356 773

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

11 April 2002

ANGLO COAL AND MITSUI ANNOUNCE JOINT VENTURE PLANS

Anglo American plc ("Anglo American") is pleased to announce plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Limited ("Mitsui Coal"), a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui") in Brisbane today.

Total value of the combined transactions is US$310 million, with a net cash payment of US$11 million to be made by Anglo Coal Australia to Mitsui.

The transactions include:

- the acquisition by Anglo Coal Australia of a 51% interest in the Moura mine from Mitsui Coal;
- the divestment by Anglo Coal Australia to Mitsui Coal of a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland, and a 30% interest in its German Creek mine.

Each transaction is subject to the execution of relevant legal documentation and to regulatory approvals and is not expected to be finalised until the third quarter of 2002.

Anglo Coal Australia will manage all the mines and projects within the joint ventures and is planning a smooth transition for the joint ventures, including Moura.

"The proposed Anglo Coal/Mitsui joint ventures offer wide-ranging benefits to the local, state and national communities, as well as to the joint venture companies," a spokesperson for Anglo Coal Australia said today. "They include the ability of the joint venture participants to fully develop and link the Theodore project, which lies directly to the south and adjacent to Moura," added the spokesperson.

Mitsui currently owns 45% of Moura and has exercised its pre-emptive rights to acquire Coal and Allied Resources Limited's (CNARL) 55% share in Moura.

The key benefits of the joint ventures for Anglo Coal Australia, which already has a relationship with Mitsui through their joint participation in the Drayton coalmine in the New South Wales Hunter Valley, are:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- the marketing, infrastructure and operational synergies that Mitsui's ownership in Moura offers Brisbane-based Anglo Coal Australia. These will be vital in the development of Anglo Coal Australia's wholly owned and adjacent Theodore Project;

- the development of Anglo Coal Australia's export metallurgical and thermal coal business in Queensland;

- the development of Theodore in conjunction with Moura to unlock the potential to develop a large coal-mining complex with future sales of approx 12 million tonnes per annum (Mtpa);

- the creation of significant employment, business and other benefits for the region. Apart from opportunities associated with the construction and development stages, once Theodore is established and fully operational, approximately 280 people would be employed full time. Further jobs will be created through contractors and local businesses and individuals supplying services to Theodore;

- the staged development, that could follow over time as rail infrastructure and markets are built, of the coal deposits to the south of Theodore, involving Dawson (5Mtpa) and Taroom (5Mtpa), over which Anglo Coal holds tenure.

For further information contact:
London:
Investor Relations
Nick von Schirnding +44 20 7698 8540
Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations/Media Relations
Anne Dunn +27 11 638 4730 / +27 82 448 2684

Brisbane:
David Groves +61 7 3834 1379 / +61 417 356 773

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

11 April 2002

ANGLO COAL AND MITSUI ANNOUNCE JOINT VENTURE PLANS

Anglo American plc ("Anglo American") is pleased to announce plans for joint venture arrangements between its wholly owned subsidiary, Anglo Coal Australia Pty Ltd ("Anglo Coal Australia") and Mitsui Coal Holdings Limited ("Mitsui Coal"), a subsidiary of Mitsui and Co. Ltd of Japan ("Mitsui") in Brisbane today.

Total value of the combined transactions is US$310 million, with a net cash payment of US$11 million to be made by Anglo Coal Australia to Mitsui.

The transactions include:

- the acquisition by Anglo Coal Australia of a 51% interest in the Moura mine from Mitsui Coal;
- the divestment by Anglo Coal Australia to Mitsui Coal of a 49% interest in the Theodore, Dawson and Taroom projects in Central Queensland, and a 30% interest in its German Creek mine.

Each transaction is subject to the execution of relevant legal documentation and to regulatory approvals and is not expected to be finalised until the third quarter of 2002.

Anglo Coal Australia will manage all the mines and projects within the joint ventures and is planning a smooth transition for the joint ventures, including Moura.

"The proposed Anglo Coal/Mitsui joint ventures offer wide-ranging benefits to the local, state and national communities, as well as to the joint venture companies," a spokesperson for Anglo Coal Australia said today. "They include the ability of the joint venture participants to fully develop and link the Theodore project, which lies directly to the south and adjacent to Moura," added the spokesperson.

Mitsui currently owns 45% of Moura and has exercised its pre-emptive rights to acquire Coal and Allied Resources Limited's (CNARL) 55% share in Moura.

The key benefits of the joint ventures for Anglo Coal Australia, which already has a relationship with Mitsui through their joint participation in the Drayton coalmine in the New South Wales Hunter Valley, are:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

- the marketing, infrastructure and operational synergies that Mitsui's ownership in Moura offers Brisbane-based Anglo Coal Australia. These will be vital in the development of Anglo Coal Australia's wholly owned and adjacent Theodore Project;

- the development of Anglo Coal Australia's export metallurgical and thermal coal business in Queensland;

- the development of Theodore in conjunction with Moura to unlock the potential to develop a large coal-mining complex with future sales of approx 12 million tonnes per annum (Mtpa);

- the creation of significant employment, business and other benefits for the region. Apart from opportunities associated with the construction and development stages, once Theodore is established and fully operational, approximately 280 people would be employed full time. Further jobs will be created through contractors and local businesses and individuals supplying services to Theodore;

- the staged development, that could follow over time as rail infrastructure and markets are built, of the coal deposits to the south of Theodore, involving Dawson (5Mtpa) and Taroom (5Mtpa), over which Anglo Coal holds tenure.

For further information contact:
London:
Investor Relations
Nick von Schirnding +44 20 7698 8540
Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations/Media Relations
Anne Dunn +27 11 638 4730 / +27 82 448 2684

Brisbane:
David Groves +61 7 3834 1379 / +61 417 356 773

Background Notes for Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

ANGLO AMERICAN plc

DIRECTORS' INTERESTS

AVS NO:797610

In terms of the Company's Deferred Bonus Plan the following directors of the Company have acquired the interests set out below in the ordinary shares of the Company:

Mr A J Trahar -	24,765 ordinary shares of which 7,377 are registered in the name of Solon Nominees Limited and 17,388 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No:150258
Mr W A Nairn -	3,482 ordinary shares of which 1,767 are registered in the name of Solon Nominees Limited and 1,715 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No: 443514
Mr B E Davison	3,012 ordinary shares of which 1,662 are registered in the name of Solon Nominees Limited and 1,350 in the name of Greenwood Nominees Limited. Account No: 280516.
Mr A W Lea	9,590 shares all registered in the name of Greenwood Nominees Limited. Account No: 382781.

All the above-mentioned ordinary shares were acquired on 12 April 2002 and the Company was notified of such acquisitions on 12 April 2002. Those registered in the name of Solon Nominees were acquired at a price of R187.60 (SA Currency) per ordinary share and those registered in the name of Greenwood Nominees Limited were acquired at a price of £11.50p (UK currency) per ordinary share.

ANGLO AMERICAN plc

DIRECTORS' INTERESTS

AVS NO:797610

In terms of the Company's Deferred Bonus Plan the following directors of the Company have acquired the interests set out below in the ordinary shares of the Company:

Mr A J Trahar -	24,765 ordinary shares of which 7,377 are registered in the name of Solon Nominees Limited and 17,388 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No:150258
Mr W A Nairn -	3,482 ordinary shares of which 1,767 are registered in the name of Solon Nominees Limited and 1,715 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No: 443514
Mr B E Davison	3,012 ordinary shares of which 1,662 are registered in the name of Solon Nominees Limited and 1,350 in the name of Greenwood Nominees Limited. Account No: 280516.
Mr A W Lea	9,590 shares all registered in the name of Greenwood Nominees Limited. Account No: 382781.

All the above-mentioned ordinary shares were acquired on 12 April 2002 and the Company was notified of such acquisitions on 12 April 2002. Those registered in the name of Solon Nominees were acquired at a price of R187.60 (SA Currency) per ordinary share and those registered in the name of Greenwood Nominees Limited were acquired at a price of £11.50p (UK currency) per ordinary share.

ANGLO AMERICAN plc

DIRECTORS' INTERESTS

AVS NO:797610

In terms of the Company's Deferred Bonus Plan the following directors of the Company have acquired the interests set out below in the ordinary shares of the Company:

Mr A J Trahar -	24,765 ordinary shares of which 7,377 are registered in the name of Solon Nominees Limited and 17,388 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No:150258
Mr W A Nairn -	3,482 ordinary shares of which 1,767 are registered in the name of Solon Nominees Limited and 1,715 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No: 443514
Mr B E Davison	3,012 ordinary shares of which 1,662 are registered in the name of Solon Nominees Limited and 1,350 in the name of Greenwood Nominees Limited. Account No: 280516.
Mr A W Lea	9,590 shares all registered in the name of Greenwood Nominees Limited. Account No: 382781.

All the above-mentioned ordinary shares were acquired on 12 April 2002 and the Company was notified of such acquisitions on 12 April 2002. Those registered in the name of Solon Nominees were acquired at a price of R187.60 (SA Currency) per ordinary share and those registered in the name of Greenwood Nominees Limited were acquired at a price of £11.50p (UK currency) per ordinary share.

ANGLO AMERICAN plc

DIRECTORS' INTERESTS

AVS NO:797610

In terms of the Company's Deferred Bonus Plan the following directors of the Company have acquired the interests set out below in the ordinary shares of the Company:

Mr A J Trahar -	24,765 ordinary shares of which 7,377 are registered in the name of Solon Nominees Limited and 17,388 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No:150258
Mr W A Nairn -	3,482 ordinary shares of which 1,767 are registered in the name of Solon Nominees Limited and 1,715 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No: 443514
Mr B E Davison	3,012 ordinary shares of which 1,662 are registered in the name of Solon Nominees Limited and 1,350 in the name of Greenwood Nominees Limited. Account No: 280516.
Mr A W Lea	9,590 shares all registered in the name of Greenwood Nominees Limited. Account No: 382781.

All the above-mentioned ordinary shares were acquired on 12 April 2002 and the Company was notified of such acquisitions on 12 April 2002. Those registered in the name of Solon Nominees were acquired at a price of R187.60 (SA Currency) per ordinary share and those registered in the name of Greenwood Nominees Limited were acquired at a price of £11.50p (UK currency) per ordinary share.

ANGLO AMERICAN plc

DIRECTORS' INTERESTS

AVS NO:797610

In terms of the Company's Deferred Bonus Plan the following directors of the Company have acquired the interests set out below in the ordinary shares of the Company:

Mr A J Trahar -	24,765 ordinary shares of which 7,377 are registered in the name of Solon Nominees Limited and 17,388 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No:150258
Mr W A Nairn -	3,482 ordinary shares of which 1,767 are registered in the name of Solon Nominees Limited and 1,715 for the benefit of a family trust but registered in the name of Greenwood Nominees Limited. Account No: 443514
Mr B E Davison	3,012 ordinary shares of which 1,662 are registered in the name of Solon Nominees Limited and 1,350 in the name of Greenwood Nominees Limited. Account No: 280516.
Mr A W Lea	9,590 shares all registered in the name of Greenwood Nominees Limited. Account No: 382781.

All the above-mentioned ordinary shares were acquired on 12 April 2002 and the Company was notified of such acquisitions on 12 April 2002. Those registered in the name of Solon Nominees were acquired at a price of R187.60 (SA Currency) per ordinary share and those registered in the name of Greenwood Nominees Limited were acquired at a price of £11.50p (UK currency) per ordinary share.